News Release

For Immediate Release

WEST FRASER ANNOUNCES COMPLETION OF FORM 40-F FILING
VANCOUVER, B.C., February 12, 2025 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) announced today that it filed its 2024 annual report on Form 40-F with the SEC on EDGAR (www.sec.gov/edgar). The Form 40-F includes the Company's audited financial statements for the year ended December 31, 2024, annual management's discussion and analysis ("MD&A") and annual information form, each of which have been filed with Canadian securities authorities on SEDAR+ (www.sedarplus.ca). These documents are also available in the investors section of the Company's website at www.westfraser.com and a hard copy will be provided to shareholders free of charge upon request to shareholder@westfraser.com.

About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com